 ALAMOS GOLD INC.

2016 FINANCIAL REPORT
December 31, 2016 and 2015
(Based on International Financial Reporting Standards (“IFRS”) and stated in millions of United States dollars, unless otherwise indicated)
INDEX

Management's Responsibility for Financial Reporting
Independent Auditor's Report of Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
Consolidated Financial Statements
▪Consolidated Statements of Financial Position
▪Consolidated Statements of Comprehensive Loss
▪Consolidated Statements of Changes in Equity
▪Consolidated Statements of Cash Flows
▪Notes to Consolidated Financial Statements

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
The accompanying consolidated financial statements of Alamos Gold Inc. (the “Company”) and the information in these annual financial statements are the responsibility of management and have been reviewed and approved by the Company’s board of directors (the “Board of Directors”). The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. In the preparation of these consolidated financial statements, estimates are sometimes necessary when transactions affecting the current accounting period cannot be finalized with certainty until future periods. Management believes that such estimates, which have been properly reflected in the accompanying consolidated financial statements, are based on the best estimates and judgements of management. Management has prepared the financial information presented elsewhere in the annual financial statements and has ensured that it is consistent with that in the consolidated financial statements.

To discharge its responsibilities for financial reporting and safeguarding of assets, management depends on the Company’s systems of internal control over financial reporting. These systems are designed to provide reasonable assurance that the financial records are reliable and form a proper basis for the timely and accurate preparation of financial statements. The Chief Executive Officer and Chief Financial Officer have assessed and concluded on the design and operating effectiveness of internal control over financial reporting.

The Board of Directors oversees management’s responsibilities for the consolidated financial statements primarily through the activities of its Audit Committee, which is composed solely of directors who are neither officers nor employees of the Company. This Committee meets with management and the Company’s independent auditors, KPMG LLP, to ensure that management is properly fulfilling its financial reporting responsibilities, review the consolidated financial statements, and recommend approval by the Board of Directors. The Audit Committee provides full and unrestricted access to the independent auditors and also meets with the independent auditors, without the presence of management, to discuss the scope and results of their audit, the adequacy of internal control over financial reporting, and the quality of financial reporting.

The consolidated financial statements have been audited by KPMG LLP, an independent registered public accounting firm, in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States).

"John A. McCluskey"
John A. McCluskey
President and Chief Executive Officer

"James R. Porter"
James R. Porter, CPA, CA, CPA (Illinois)
Chief Financial Officer

KPMG LLP Bay Adelaide Centre 333 Bay Street Suite 4600 Toronto ON M5H 2S5 Canada	Telephone (416) 777-8500 Fax (416) 777-8818 Internet www.kpmg.ca
INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders of Alamos Gold Inc.

We have audited the accompanying consolidated financial statements of Alamos Gold Inc., which comprise the consolidated statements of financial position as at December 31, 2016 and December 31, 2015, the consolidated statements of comprehensive loss, changes in equity and cash flows for each of the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Alamos Gold Inc. as at December 31, 2016 and December 31, 2015, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Alamos Gold Inc.’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 22, 2017 expressed an unmodified (unqualified) opinion on the effectiveness of Alamos Gold Inc.’s internal control over financial reporting.

"KPMG LLP"
Chartered Professional Accountants, Licensed Public Accountants
February 22, 2017
Toronto, Canada

KPMG LLP Bay Adelaide Centre 333 Bay Street Suite 4600 Toronto ON M5H 2S5 Canada	Telephone (416) 777-8500 Fax (416) 777-8818 Internet www.kpmg.ca
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders of Alamos Gold Inc.

We have audited Alamos Gold Inc.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Alamos Gold Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, appearing under the heading Internal Control over Financial Reporting in Management’s Discussion and Analysis for the year ended December 31, 2016. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Alamos Gold Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Alamos Gold Inc. as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2016, and our report dated February 22, 2017 expressed an unqualified opinion on those consolidated financial statements.

"KPMG LLP"
Chartered Professional Accountants, Licensed Public Accountants
February 22, 2017
Toronto, Canada

2016 FINANCIAL REPORT

ALAMOS GOLD INC.
Consolidated Statements of Financial Position
(Stated in millions of United States dollars)

	December 31, 2016	December 31, 2015
A S S E T S
Current Assets
Cash and cash equivalents	$252.2	$282.9
Available-for-sale securities	14.1	6.7
Amounts receivable (note 8)	44.9	44.0
Income taxes receivable	—	14.7
Inventory (note 9)	131.7	126.1
Other current assets	11.6	8.8
Total Current Assets	454.5	483.2

Non-Current Assets
Long-term inventory (note 9)	75.8	70.1
Mineral property, plant and equipment (note 10)	1,918.2	1,859.2
Other non-current assets	43.7	49.7
Total Assets	$2,492.2	$2,462.2

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities (note 12)	$94.5	$94.6
Current portion of debt and financing obligations (note 13)	3.6	5.3
Income taxes payable	1.5	—
Total Current Liabilities	99.6	99.9

Non-Current Liabilities
Deferred income taxes (note 15)	291.0	284.1
Decommissioning liabilities (note 14)	39.6	37.2
Debt and financing obligations (note 13)	301.3	315.0
Other non-current liabilities	1.3	1.8
Total Liabilities	732.8	738.0

E Q U I T Y
Share capital (note 16)	$2,822.2	$2,773.7
Contributed surplus	70.9	69.2
Warrants	3.5	—
Accumulated other comprehensive income (loss)	0.4	(4.4)
Deficit	(1,137.6)	(1,114.3)
Total Equity	1,759.4	1,724.2
Total Liabilities and Equity	$2,492.2	$2,462.2
Commitments (note 23)
Subsequent event (note 24)
The accompanying notes form an integral part of these consolidated financial statements.

"John A. McCluskey"                 "Paul J. Murphy"
John A. McCluskey                    Paul J. Murphy
President and Chief Executive Officer            Chair

5	Alamos Gold Inc.

2016 FINANCIAL REPORT

ALAMOS GOLD INC.
Consolidated Statements of Comprehensive Loss
For the years ended December 31, 2016 and 2015
(Stated in millions of United States dollars, except share and per share amounts)

	December 31,	December 31,
	2016	2015
OPERATING REVENUES	$482.2	$355.1

COST OF SALES
Mining and processing	297.0	259.2
Royalties (note 23)	13.3	7.3
Amortization	119.0	117.5
	429.3	384.0
EXPENSES
Exploration	5.1	9.4
Corporate and administrative	16.3	19.8
Share-based compensation (note 16)	10.2	5.1
Revaluation of assets distributed (note 7)	—	40.1
Impairment charges (note 11)	—	389.3
	460.9	847.7
EARNINGS (LOSS) FROM OPERATIONS	21.3	(492.6)

OTHER EXPENSES
Finance expense	(24.0)	(24.2)
Foreign exchange loss	(12.5)	(19.0)
Other gain (loss) (note 17)	7.6	(22.9)
LOSS BEFORE INCOME TAXES	($7.6)	($558.7)

INCOME TAXES (note 15)
Current income tax expense	(3.8)	(2.8)
Deferred income tax (expense) recovery	(6.5)	52.6
NET LOSS	($17.9)	($508.9)

Other comprehensive income that is or may subsequently be reclassified to net loss:
Realized disposition on available-for-sale securities, reclassified to net loss	(0.3)	—
Unrealized gains (losses) on available-for-sale securities	5.5	(4.2)
Tax impact of unrealized gains on available-for-sale securities	(0.4)	—
Total other comprehensive income (loss)	$4.8	($4.2)
COMPREHENSIVE LOSS	($13.1)	($513.1)

LOSS PER SHARE (note 16)
– basic	($0.07)	($2.62)
– diluted	($0.07)	($2.62)
Weighted average number of common shares outstanding (000's)
– basic	265,234	194,121
– diluted	265,234	194,121
The accompanying notes form an integral part of these consolidated financial statements.

6	Alamos Gold Inc.

2016 FINANCIAL REPORT

ALAMOS GOLD INC.
Consolidated Statements of Changes in Equity
For the years ended December 31, 2016 and 2015
(Stated in millions of United States dollars)

	December 31,	December 31,
	2016	2015
SHARE CAPITAL (note 16)
Balance, beginning of the year	$2,773.7	$2,030.0
Issuance of shares related to Carlisle acquisition (note 5)	17.5	—
Issuance of shares related to share-based compensation	6.5	1.6
Issuance of shares related to employee share purchase plan	0.9	1.6
Issuance of shares related to exercise of warrants	1.2	—
Shares issued through dividend reinvestment plan	—	0.7
Fair value of share-based compensation redeemed	2.3	0.9
Shares issued through flow-through share agreement	20.1	13.2
Shares issued through private placement	—	83.3
Repurchase and cancellation of private placement shares	—	(79.7)
Shares issued related to the merger (note 6)	—	722.1
Balance, end of year	$2,822.2	$2,773.7

CONTRIBUTED SURPLUS
Balance, beginning of the year	$69.2	$62.3
Fair value of share-based compensation redeemed	(3.1)	(0.9)
Equity settled share-based payments related to Carlisle acquisition (note 5)	0.4	—
Equity settled share-based payments related to the merger (note 6)	—	1.3
Share-based compensation	4.4	6.5
Balance, end of year	$70.9	$69.2

WARRANTS
Balance, beginning of the year	—	—
Issuance of warrants related to Carlisle acquisition (note 5)	2.8	—
Exercise of warrants related to the Carlisle acquisition	(0.3)	—
Issuance of warrants, pursuant to the exercise of Carlisle equity instruments	1.0	—
Balance, end of year	$3.5	—

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance, beginning of the year	($4.4)	($0.2)
Realized disposition on available-for-sale securities, reclassified to net loss	(0.3)	—
Unrealized gains (losses) on available-for-sale securities	5.5	(4.2)
Tax impact of unrealized gains on available-for-sale securities	(0.4)	—
Balance, end of year	$0.4	($4.4)

DEFICIT
Balance, beginning of the year	($1,114.3)	($460.8)
Dividends (note16(f))	(5.4)	(11.3)
Dividends related to AuRico Metals Inc. (note 7)	—	(133.3)
Net loss	(17.9)	(508.9)
Balance, end of year	($1,137.6)	($1,114.3)

TOTAL EQUITY	$1,759.4	$1,724.2
The accompanying notes form an integral part of these consolidated financial statements.

7	Alamos Gold Inc.

2016 FINANCIAL REPORT

ALAMOS GOLD INC.
Consolidated Statements of Cash Flows
For the years ended December 31, 2016 and 2015
(Stated in millions of United States dollars)

	December 31,	December 31,
	2016	2015
CASH PROVIDED (USED IN) BY:
OPERATING ACTIVITIES
Net loss for the year	($17.9)	($508.9)
Adjustments for items not involving cash:
Amortization	119.0	117.5
Foreign exchange loss	12.5	14.0
Current income tax expense	3.8	2.8
Deferred income tax expense (recovery)	6.5	(52.6)
Share-based compensation	10.2	8.3
Revaluation of assets distributed	—	40.1
Impairment charges	—	389.3
Finance expense	24.0	24.2
Other non-cash items (note 18)	(10.1)	30.6
Changes in working capital and taxes received (note 18)	(12.3)	(5.3)
	135.7	60.0
INVESTING ACTIVITIES
Mineral property, plant and equipment	(146.5)	(163.1)
Cash received from acquisition of Carlisle (note 5)	0.7	—
Cash received from completion of merger of Alamos Gold and AuRico Gold (note 6)	—	249.1
Proceeds from retained interest royalty	—	16.7
Purchase of available-for-sale securities	(2.9)	(4.3)
Other	(2.8)	(0.5)
	(151.5)	97.9
FINANCING ACTIVITIES
Repayment of debt and equipment financing obligations	(9.7)	(7.5)
Interest paid	(24.4)	(24.4)
Debt financing and transaction fees (note 13)	(1.1)	—
Proceeds received from the exercise of stock options and warrants	7.4	0.7
Dividends paid	(5.4)	(10.6)
Proceeds from private placement	—	83.3
Cash transferred to AuRico Metals (note 7)	—	(20.0)
Proceeds from issuance of flow-through shares	20.4	18.9
	(12.8)	40.4
Effect of exchange rates on cash and cash equivalents	(2.1)	(4.4)
Net (decrease) increase in cash and cash equivalents	(30.7)	193.9
Cash and cash equivalents - beginning of year	282.9	89.0
CASH AND CASH EQUIVALENTS - END OF YEAR	$252.2	$282.9
The accompanying notes form an integral part of these consolidated financial statements.

8	Alamos Gold Inc.

2016 FINANCIAL REPORT

ALAMOS GOLD INC.
Notes to Consolidated Financial Statements
December 31, 2016 and 2015
(In United States dollars, unless otherwise indicated, tables stated in millions of United States dollars)

1.	NATURE OF OPERATIONS
Alamos Gold Inc., a company incorporated under the Business Corporation Act (Ontario), and its wholly-owned subsidiaries (collectively the “Company”) are engaged in the acquisition, exploration, development and extraction of precious metals. The Company owns and operates the Young-Davidson mine in Canada, and the Mulatos and El Chanate mines in Mexico. In addition, the Company owns the Ağı Dağı, Kirazlı and Çamyurt gold development projects in Turkey, the Lynn Lake gold project in Canada, the Esperanza gold project in Mexico, as well as an option to acquire a 100% interest in the Quartz Mountain gold project in Oregon, USA.
Alamos is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI).
The Company’s registered office is located at 181 Bay St, Suite 3910, Toronto, Ontario, M5J 2T3.

2.	BASIS OF PREPARATION
These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements have been prepared using the historical cost convention, other than for certain financial instruments, which are measured in accordance with the policy disclosed in note 3.
The consolidated financial statements were authorized for issue by the Board of Directors on February 22, 2017.

9	Alamos Gold Inc.

2016 FINANCIAL REPORT

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a) Basis of consolidation
These consolidated financial statements include the accounts of the Company and the following subsidiaries:

Company	Principal activity	Country of incorporation
AuRico Gold Chihuahua, S.A. de C.V., SOFOM E.N.R.	Administrative services	Mexico
AuRico Gold Holdings Inc.	Holding company	Canada
AuRico Gold (USA), Inc.	Administrative services	United States of America
Capital Gold Corporation	Holding company	United States of America
Leadville Mining & Milling Holding Corporation	Holding company	United States of America
Minera Santa Rita, S. de R.L. de C.V.	Gold and silver mining	Mexico
Nayarit Gold Inc.	Holding company	Canada
Oro de Altar, S.A. de C.V.	Holding company	Mexico
0975828 B.C. LTD.	Holding company	Canada
Orsa Ventures Corp.	Holding company	Canada
Esperanza Resources (Cayman)	Holding company	Cayman Islands
Esperanza Exploration (BVI) Inc.	Holding company	British Virgin Islands
Minas de Oro Nacional, S.A. de C.V.	Gold and silver mining	Mexico
Operason S.A. de C.V.	Administrative services	Mexico
Sonora Gerencial S.A. de C.V.	Administrative services	Mexico
Esperanza Silver de Mexico SA de CV	Gold and silver mining	Mexico
Servicios Mineros Tetlama S.A. de C.V.	Administrative services	Mexico
Esperanza Silver Peru SAC	Gold and silver mining	Peru
Kuzey Biga Madencilik Sanayi Ticaret AS	Gold and silver mining	Turkey
Dogu Biga Madencilik Sanayi Ticaret AS	Gold and silver mining	Turkey
Alamos Eurasia Madencilik AS	Gold and silver mining	Turkey
Esperanza Services Inc.	Holding company	USA
Quartz Mountain Gold Ltd.	Gold and silver mining	USA
Carlisle Goldfields Ltd.	Holding company	Canada
These subsidiaries are controlled by the Company, and are wholly-owned. Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.
The Company also consolidates the accounts of Caborca Industrial S.A. de C.V., a related party entity, which provides mining support services to the Company’s El Chanate mine. This entity is consolidated in accordance with IFRS 10, Consolidated Financial Statements.
All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.
(b) Investments in associates and joint ventures
The Company accounts for investments in associates and joint ventures using the equity method of accounting. The carrying value of the Company’s investments in associates and joint ventures represents the cost of the investment, including the Company’s share of retained earnings and losses subsequent to formation. At the end of each reporting period, the Company assesses its investments for any indicators of impairment.
(c) Foreign currency
Functional and presentation currency
These consolidated financial statements are presented in United States dollars (“US dollars”), which is the functional currency of the Company and all its subsidiaries.

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2016 FINANCIAL REPORT

Translation of transactions and balances into the functional currency
Transactions in currencies other than the Company's or a subsidiary's functional currency (“foreign currencies”) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the rates prevailing at that date. Foreign currency non-monetary items that are measured in terms of historical cost are not retranslated.
Exchange differences are recognized in net loss in the period in which they arise. Exchange differences on deferred foreign tax assets and liabilities are presented as deferred income tax expense (recovery) on the Consolidated Statements of Comprehensive Loss.
(d) Revenue recognition
Revenue from the sale of gold, including refined metal, dore and gold concentrate, is recognized when persuasive evidence of a sale arrangement exists, the risks and rewards of ownership pass to the purchaser, including title risk, the selling price is measurable, and collectability is probable. The risks and rewards of ownership are considered to have been transferred when title passes to the customer. Revenue is measured at the fair value of the consideration received or receivable, and may be subject to adjustment once final prices, weights and assays are determined.
Costs incurred or premium income related to forward sales or option contracts are recognized in revenue when the related contract is settled. Changes in the fair value of outstanding forward sales or option contracts are recognized in earnings or loss.
(e) Cash and cash equivalents
The Company considers deposits in banks, certificates of deposits, and short-term investments with original maturities of three months or less from the acquisition date as cash and cash equivalents. Cash and cash equivalents are classified as fair value through profit or loss and are recorded at fair value.
(f) Inventories
Parts and supplies inventory
Supplies inventory consists of mining supplies and consumables used in the operation of the mines, and is valued at the lower of average cost and net realizable value. Provisions are recorded to reflect present intentions for the use of slow moving and obsolete parts and supplies inventory.
Stockpile inventory
Stockpiles represent ore that has been mined and is available for further processing. Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on the current mining cost per tonne incurred up to the point of stockpiling the ore, including applicable overhead, depletion and amortization relating to mining operations, to the extent determined recoverable, and are removed at the average cost per tonne. Stockpile inventory is measured at the lower of cost and net realizable value.
In-process inventory
The recovery of gold is achieved through milling and heap leaching processes. Costs are added to ore on leach pads and in the mill based on the current stockpiled mining cost and current processing cost, including applicable overhead, depletion and amortization relating to mining and processing operations. Costs are removed from ore on leach pads and in the mill as ounces are recovered, based on the average cost per recoverable ounce of gold in-process inventory. In-process inventory is measured at the lower of cost and net realizable value.
Finished goods inventory
Finished goods inventory consists of dore bars and gold concentrate containing predominantly gold by value which are generally refined off-site to return saleable metals. Dore and gold concentrate inventory is valued at the lower of cost to produce and net realizable value.
For all classes of gold inventory, net realizable value is calculated as the difference between the estimated future metal revenue based on prevailing and/or long-term metal prices as appropriate, and estimated costs to complete production into a saleable form.

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2016 FINANCIAL REPORT

(g) Long-lived assets
Mineral property, plant and equipment
Mineral property, plant and equipment is recorded at cost less accumulated amortization and accumulated impairment losses. The initial cost of an asset is comprised of its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of any reclamation obligation, and for qualifying assets, borrowing costs. The purchase price or construction cost is the fair value of consideration given to acquire the asset. The capitalized value of a finance lease is also included within property, plant and equipment, and is measured at the lower of the present value of the minimum lease payments and the fair value of the leased asset. Subsequent costs are included in the asset’s carrying amount when it is probable that future economic benefits associated with the asset will flow to the Company, and the costs can be measured reliably. This would include costs related to the refurbishment or replacement of major components of an asset, when the refurbishment results in a significant extension in the physical life of the component. All other repairs and maintenance costs are recognized in net loss as incurred.
The cost of property, plant and equipment, less any applicable residual value, is allocated over the estimated useful life of the asset on a straight-line basis, or on a unit-of-production basis if that method is more reflective of the allocation of benefits among periods. Amortization commences on an asset when it has been fully commissioned and is available for use. Amortization rates applicable to each category of property, plant and equipment, with the exception of land, are as follows:

Asset	Useful life
Leasehold improvements	3 years
Mobile equipment	2-10 years
Other equipment	2-20 years
Processing plant	2-20 years
Shaft, underground infrastructure and mineral properties	Unit-of-production
Vehicles	3-6 years
Buildings	7-20 years
Office equipment	2-8 years
When components of an item of property, plant and equipment have different useful lives than those noted above, they are accounted for as separate items of property, plant and equipment. Each asset or component’s estimated useful life is determined considering its physical life limitations; however, this physical life cannot exceed the remaining life of the mine at which the asset is utilized. Estimates of remaining useful lives and residual values are reviewed annually. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.
Exploration and evaluation assets
Expenditures incurred prior to the Company obtaining the right to explore are expensed in the period in which they are incurred.
Exploration and evaluation expenditures include costs such as exploratory drilling, sample testing, costs of pre-feasibility studies, and for qualifying assets, borrowing costs. Subsequent to obtaining the legal right to explore, these costs are capitalized on a project-by-project basis pending determination of the technical feasibility and commercial viability of the project. All capitalized exploration and evaluation expenditures are monitored for indications of impairment, to ensure that exploration activities related to the property are continuing and/or planned for the future. If an exploration property does not prove viable, an impairment loss is recognized in net loss as the excess of the carrying amount over the recoverable amount in the period in which that determination is made.
Exploration and evaluation expenditures are initially capitalized as exploration and evaluation assets and are subsequently reclassified to mine development costs upon determining that the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. The demonstration of the technical feasibility and commercial viability is the point at which management determines that it will develop the project. This typically includes, but is not limited to, the completion of an economic feasibility study; the establishment of mineral reserves; and the receipt of the applicable construction and operating permits for the project. Upon demonstrating the technical feasibility and commercial viability of establishing a mineral reserve, the Company performs an impairment test, based on the recoverable amount, prior to reclassification of exploration and evaluation assets to mine development costs in accordance with IFRS 6, Exploration for and evaluation of Mineral Resources. In addition, the carrying values of exploration and evaluation assets are reviewed periodically, when impairment indicators exist, for possible impairment, based on the recoverable amount.

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2016 FINANCIAL REPORT

Mining interests and mine development costs
The Company may hold interests in mineral properties in various forms, including prospecting licenses, exploration and exploitation concessions, mineral leases and surface rights. The Company capitalizes payments made in the process of acquiring legal title to these properties.
Property acquisition and mine development costs are recorded at cost. Mine development costs incurred to expand operating capacity, develop new ore bodies or develop mine areas in advance of current production are capitalized. Mine development costs related to current period production are recorded in inventory. Pre-production expenditures incurred prior to the mine being capable of operating in the manner intended by management are capitalized. Borrowing costs for qualifying assets are capitalized to mine development costs while construction and development activities at the property are in progress. Any proceeds from the sale of metals during the development and commissioning phase of a project are netted against the expenditures being capitalized. The development and commissioning phase ceases upon the commencement of commercial production.
Subsequent to the commencement of commercial production, further development expenditures incurred with respect to a mining interest are capitalized as part of the mining interest, when it is probable that additional future economic benefits associated with the expenditure will flow to the Company. Otherwise, such expenditures are classified as mining and processing costs.
Upon commencement of commercial production, mining interests are depleted over the life of the mine using the unit-of-production method based on estimated proven and probable mineral reserves of the mine and the portion of mineralization from measured, indicated and inferred resources expected to be classified as reserves, in applicable mines. The Company determines the portion of mineralization expected to be classified as reserves by considering the degree of confidence in the economic extraction of the resource, which is affected by long-term metal price assumptions, cut-off grade assumptions, and drilling results. These assessments are made on a mine-by-mine basis.
The expected useful lives used in depletion calculations are determined based on the facts and circumstances associated with the mining interest. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.
Commercial production
Commercial production is reached when an open pit or underground mine is in the condition necessary for it to be capable of operating in the manner intended by management. The Company considers a range of factors when determining whether commercial production has been reached, which may include the completion of all required major capital expenditures, the demonstration of continuous production near the level required by the design capacity of the processing facilities, and the demonstration of continuous throughput levels at or above a target percentage of the design capacity. The Company assesses the ability to sustain production and throughput over a certain period, depending on the complexity of the operation, prior to declaring that commercial production has been reached.
Capitalized stripping costs
Pre-production stripping costs are capitalized as part of the cost of constructing a mine.
Mining costs associated with stripping activities during the production phase of a mine are capitalized only if the Company can identify the component of the ore body for which access is obtained, the costs associated with the related stripping activities can be measured reliably, and the activities represent a future benefit to the mining interest, in that access is gained to sources of reserves and resources that will be produced in future periods that would otherwise not have been accessible. Production stripping costs are allocated between inventory and capital based on the expected volume of waste extracted for a given volume of ore production. The expected volume of waste to be allocated to inventory is determined with reference to the life of mine stripping ratio of a particular mine or deposit, with the remaining amount allocated to capital. The amount of waste capitalized is calculated by multiplying the stripping tonnes mined during the period by the current mining cost per tonne in the open pit.
Capitalized stripping costs are depleted over the expected reserves and resources benefiting from the stripping activity using the unit-of-production method based on estimated proven and probable reserves, and the portion of mineralization expected to be classified as reserves.
Investment tax credits
Investment tax credits are earned as a result of incurring eligible exploration and development expenses prior to commercial production. Investment tax credits are accounted for as a reduction to property, plant and equipment or mining interests.
Investment tax credits also arise as a result of incurring eligible research and development expenses and these credits are recorded as a reduction to the related expenses.

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Derecognition
Upon replacement of a major component, or upon disposal or abandonment of a long-lived asset, the carrying amounts of the assets are derecognized with any associated gains or losses recognized in the Consolidated Statements of Comprehensive Loss.
(h) Intangible assets
Identifiable intangible assets are recorded at fair value on the date of acquisition. Subsequent to initial recognition, they are recorded at cost less accumulated amortization and accumulated impairment losses. Identifiable intangible assets with a finite useful life are amortized on a straight-line basis over their expected useful life, unless another method represents a more accurate allocation of the expense over their useful life. Amortization expense resulting from intangible assets, is included in amortization expense in the Consolidated Statements of Comprehensive Loss.
(i) Goodwill
Goodwill represents the difference between the consideration transferred in a business combination and the fair value of the identifiable net assets acquired, and is not amortized. Goodwill, if identified upon acquisition, is allocated to the cash-generating unit (“CGU”) or group of CGUs expected to benefit from the related business combination for the purposes of impairment testing. A CGU is defined as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets. As at December 31, 2016 and 2015, no goodwill is recorded on the Consolidated Statements of Financial Position.
(j) Impairment of non-financial assets and goodwill
The carrying amounts of non-financial assets, excluding inventories and deferred income tax assets, are reviewed for impairment at each reporting date, or whenever events or changes in circumstances indicate the carrying amounts may not be recoverable. If there are indicators of impairment, a review is undertaken to determine whether the carrying amounts are in excess of their recoverable amounts. Reviews are undertaken on an asset-by-asset basis, except where the recoverable amount for an individual asset cannot be determined, in which case the review is undertaken at the CGU level.
On an annual basis, the Company evaluates the carrying amount of CGUs to which goodwill has been allocated to determine whether such carrying amount may be impaired. To accomplish this, the Company compares the recoverable amount of a CGU to its carrying amount. This evaluation is performed more frequently if there is an indication that a CGU may be impaired.
If the carrying amount of a CGU or non-financial asset exceeds the recoverable amount, being the higher of its fair value less costs to sell and its value-in-use, an impairment loss is recognized in net loss as the excess of the carrying amount over the recoverable amount. With respect to CGUs, impairment losses are allocated first to reduce the carrying amount of any goodwill allocated to the CGUs, and then to reduce the carrying amounts of the other assets in the CGU on a pro-rata basis.
Where the recoverable amount is assessed using discounted cash flow techniques, the estimates are based on detailed mine or production plans. The mine plan is the basis for forecasting production output in each future year and for forecasting production costs. For value-in-use calculations, production costs and output in the mine plan may be revised to reflect the continued use of the asset in its present form.
Non-financial assets that have previously been impaired are tested for a possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed, or may have partially reversed. In these instances, the impairment loss is reversed to the recoverable amount but not beyond the carrying amount, net of amortization, that would have arisen if the prior impairment loss had not been recognized. Goodwill impairments are not reversed.
(k) Impairment of financial assets
At each reporting date, the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets, other than those classified as fair value through profit or loss, is impaired. Financial assets include amounts receivables and available-for-sale ("AFS") securities. A financial asset or a group of financial assets is deemed to be impaired if there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset that negatively impact the estimated future cash flows of the financial asset or the group of financial assets.
Impairment losses on AFS securities are recognized by transferring the cumulative loss that has been recognized in accumulated other comprehensive income (loss) to earnings or loss. The cumulative loss that is removed from accumulated other comprehensive income (loss) is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss previously recognized in earnings or loss.

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(l) Flow-through shares
The Company may issue flow-through common shares to finance its Canadian exploration program or qualifying Canadian underground development. Pursuant to the Canadian Income Tax Act and the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. Proceeds received from flow-through share agreements are separated into a liability and share capital. The liability, which represents the obligation to renounce flow-through exploration and/or development expenditures, is calculated as the excess of cash consideration received over the market price of the Company’s shares on the agreement’s closing date. Upon qualifying exploration and/or development expenditures being incurred, the Company derecognizes the liability and recognizes it as other income. The related deferred tax expense is also recognized at the time the expenditures are incurred.
The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced, in accordance with the Canadian Income Tax Act flow-through regulations. When applicable, the estimated tax payable is accrued until paid.
(m) Uncertain tax positions
Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective subsidiary’s country of domicile.
(n) Provisions
Decommissioning liabilities
The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The timing of these expenditures is dependent upon a number of factors including the life of the mine, the operating licence conditions, and the laws, regulations, and environment in which the mine operates.
Decommissioning liabilities are recognized at the time an environmental disturbance occurs and are measured at the Company’s best estimate of the expected future cash flows required to reclaim the disturbance for each mine operation, which are adjusted to reflect inflation, and discounted to their present value. The inflation rate used is determined based on external forecasts for inflation in the country in which the related mine operates. Expected future cash flows reflect the risks and probabilities that alternative estimates of cash flows could be required to settle the obligation. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money specific to the currency in which the cash flows are expected to be paid. The discount rate does not reflect risks for which the cash flows have been adjusted. Significant estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are based on existing environmental and regulatory requirements or, if more stringent, Company policies that give rise to a constructive obligation.
Upon initial recognition of a decommissioning liability, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost is recognized in mineral property and amortized in accordance with the Company's policy for the related asset.
The provision is progressively increased over the life of the operation as the effect of discounting unwinds, creating an expense included in finance expense on the Consolidated Statements of Comprehensive Loss.
Decommissioning liabilities are adjusted for changes in estimates. Such adjustments, which are not the result of the current production of inventory, are accounted for as a change in the corresponding capitalized cost, except where a reduction in the provision is greater than the unamortized capitalized cost of the related assets. In instances where the capitalized cost of the related assets is nil, or will be reduced to nil, the remaining adjustment is recognized in earnings or loss. If reclamation and restoration costs are incurred as a consequence of the production of inventory, the costs are recognized as a cost of that inventory. Factors influencing such changes in estimates include revisions to estimated reserves, resources and lives of mines; developments in technologies; regulatory requirements and environmental management strategies; changes in estimated costs of anticipated activities, including the effects of inflation; and movements in interest rates affecting the discount rate applied.

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Other provisions
Provisions are recognized when the Company has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.
(o) Share-based compensation
The Company measures all equity-settled share-based awards made to employees and others providing similar services (collectively, “employees”) based on the fair value of the options or units on the date of grant.
The grant date fair value of options is estimated using an option pricing model and is recognized as compensation expense over the vesting period, based on the number of options that are expected to vest. A corresponding increase is recognized in equity. The grant date fair values of the Company’s equity-settled deferred share units, performance share units, and restricted share units are determined using an option pricing model and is recognized as compensation expense over the vesting period.
The Company awards cash-settled share-based compensation to certain employees in the form of deferred share units, restricted share units and stock appreciation rights. In accounting for these awards, the Company recognizes the fair value of the amount payable to employees, using the Black-Scholes option pricing model for certain units, as they are earned based on the estimated number of units that are expected to vest. Based on the plan some units are initially measured at fair value and recognized as an obligation at the grant date using the Company's share price. The corresponding liability is re-measured at fair value on each reporting date and upon settlement, with changes in fair value recognized in net loss for the period. The fair value of restricted share units is determined by reference to the Company’s share price when the units are awarded or re-measured.
The Company also maintains an employee share purchase plan. Under this plan, contributions by the Company’s employees are matched to a specific percentage by the Company and are recognized as an expense when the Company’s obligation to contribute arises.
Share-based arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions regardless of how the equity instruments are obtained by the Company. These share-based arrangements are measured at the fair value of goods or services received unless the fair value of the goods or services cannot be reliably measured, in which case they are measured at the fair value of the equity instruments issued.
(p) Income taxes
Income tax expense is comprised of current and deferred income tax. Current and deferred income taxes are recognized in earnings or loss except to the extent that they relate to a business combination, or to items recognized directly in equity or other comprehensive income.
Current income taxes
Current income tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with respect of previous years.
Deferred income taxes
Deferred tax assets and liabilities are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following do not result in deferred tax assets or liabilities:

•	temporary differences arising from the initial recognition of assets or liabilities, not arising in a business combination, that does not affect accounting or taxable profit;

•	taxable temporary differences arising from the initial recognition of goodwill; and

•
taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint arrangements where the timing of the reversal of the temporary differences can be controlled by the parent and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings or loss in the period that substantive enactment occurs except to the extent it relates to items recognized directly in equity or in other comprehensive income.

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A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced to its recoverable amount.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off tax assets against tax liabilities and when they relate to the same taxable entity and income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.
(q) Loss per share
Basic loss per share is calculated based on the weighted average number of common shares and common share equivalents outstanding for the period. Diluted loss per share is calculated using the treasury method, except when assessing the dilution impact of convertible senior notes, equity-settled restricted share units, deferred share units and performance shares units, where the if converted method is used. The treasury method assumes that outstanding stock options and share purchase warrants with an average exercise price below the market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period. The if converted method assumes that all convertible senior notes, restricted share units, and performance share units have been converted in determining fully diluted loss per share if they are in-the-money, except where such conversion would be antidilutive.
(r) Financial instruments
Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as “financial assets at fair value through profit or loss”, “available-for-sale financial assets”, “held-to-maturity investments”, “loans and receivables”, “financial liabilities at fair value through profit or loss”, or “other financial liabilities”.
The Company’s financial instruments are classified and subsequently measured as follows:

Asset / Liability	Classification	Subsequent Measurement
Cash and cash equivalents	Fair value through profit or loss	Fair value
Amounts receivable	Loans and receivables	Amortized cost
Prepayment option embedded derivative	Fair value through profit or loss	Fair value
AFS securities	Available-for-sale	Fair value
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Debt and equipment financing obligations	Other financial liabilities	Amortized cost
Option component of convertible senior notes	Fair value through profit or loss	Fair value
Derivatives	Fair value through profit or loss	Fair value
Share-purchase warrants (derivative liability)	Fair value through profit or loss	Fair value
Financial assets and financial liabilities classified as fair value through profit or loss are measured at fair value with changes in those fair values recognized in net loss. Financial assets classified as available-for-sale are measured at fair value, with changes in those fair values recognized in other comprehensive income.
Investments in equity securities classified as available-for-sale financial assets are accounted for at their fair value, which is determined based on the last quoted market price. Changes in the market value of available-for-sale equity securities as well as the related foreign exchange and tax impact, if any, are accounted for in accumulated other comprehensive income (loss) until the equity securities are sold or are determined to be other-than-temporarily impaired. When available-for-sale equity securities are sold or are determined to be other-than-temporarily impaired, the related accumulated change in accumulated other comprehensive income (loss) is reclassified to net loss.
The Company has senior secured notes outstanding which represent a financial liability with an embedded derivative. The debt component of the senior secured notes is presented within debt and financing obligations on the Consolidated Statements of Financial Position. The embedded derivative, which is an option that represents a derivative asset to the Company, is presented as an offset to debt and equipment financing obligations on the Consolidated Statements of Financial Position. The debt component is initially recognized as the difference between the fair value of the financial instrument as a whole and the fair value of the embedded derivative.
Subsequently, the debt component is recognized at amortized cost using the effective interest rate method. The embedded derivative represents the prepayment option and is classified as a financial asset at fair value through profit or loss. The embedded derivative

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is subsequently recognized at fair value with changes in fair value recognized in net loss. Interest expense relating to the debt component is also recognized in net loss, with the exception of interest expense capitalized as borrowing costs.
Fair values are based on quoted market prices where available, or where no active market exists, fair values are estimated using a variety of valuation techniques and models. These valuation techniques and models include recent arm’s length market transactions for similar instruments, reference to current market value of another instrument which is substantially the same, discounted cash flow analysis, and option pricing models.
Transaction costs, other than those related to financial instruments classified as fair value through profit or loss, which are expensed as incurred, are combined with the fair value of the financial asset or financial liability on initial recognition and amortized using the effective interest rate method. If modifications are made to a financial liability that are not considered to be substantial, the transaction costs related to this modification are combined with the carrying amount, and amortized over the life of the instrument using the effective interest rate method. If modifications are made that are considered to be substantial, the transaction costs related to the modification are expensed.
All derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value unless exempted from derivative treatment as an own-use instrument. All changes in fair value are recorded in net loss unless they are designated in a valid cash flow hedging relationship, in which case changes in fair value are recorded in accumulated other comprehensive income (loss).
Financial assets are derecognized when the rights to receive cash flows from the asset have expired or have been transferred and the Company has transferred substantially all of the risks and rewards of ownership. Financial liabilities are derecognized when they have been settled by the Company, or when an obligation expires. In instances where a financial liability is replaced by another from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, with any difference recognized in earnings or loss.
Financial assets and financial liabilities are offset and the net amount reported in the Consolidated Statements of Financial Position only if there is an enforceable legal right to offset the recognized amounts and the intention is to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.
(s) Hedges
Hedging relationships that meet documentation requirements, and that can be proven to be effective both at the inception and over the term of the relationship qualify for hedge accounting. At the inception of the transaction, the Company documents the relationship between hedging instruments and hedged items, the method for assessing effectiveness, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company makes an assessment, both at the inception of the hedge and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized as other comprehensive income and are presented within equity as accumulated other comprehensive income (loss). The gain or loss relating to the ineffective portion is recognized immediately in net loss. Amounts accumulated in equity are recycled to net loss in the period in when the hedged item will affect net loss. However, when the forecasted transaction that is hedged results in the recognition of a non-financial asset or liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the related asset or liability.
When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in net loss. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss existing in accumulated other comprehensive income (loss) is immediately charged to net loss.
(t) Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer. The Company’s operating segments, before aggregation, have been identified as the Company’s individual operating mines. Aggregation of one or more operating segment into a single operating segment is permitted if aggregation is consistent with the core principle of the standard, the operating segments have similar economic characteristics, and the operating segments have a number of other similarities, including similarities in the nature of their products, production processes, and regulatory environment. The Company’s reportable segments are consistent with the identified operating segments.

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(u) New Standards issued and adopted
The Company adopted the following amendments to accounting standards, effective January 1, 2016:
Amendments to International Accounting Standards ("IAS") 16, Property, Plant and Equipment and IAS 38, Intangibles. These amendments prohibit the use of revenue-based depreciation methods for property, plant and equipment and limit the use of revenue-based amortization for intangible assets. These amendments had no impact on the Company’s consolidated financial statements as revenue-based depreciation or amortization methods are not used.
Amendments to IFRS 11, Joint Arrangements. The amendments clarify the accounting for acquisitions of an interest in a joint operation when the operation constitutes a business. The amendments had no impact on the consolidated financial statements.
(v) Standards issued but not yet adopted
Standards issued, but not yet adopted include:

Asset	Effective
Amendments to IAS 12, Income taxes	January 1, 2017
IFRS 15, Revenue from Contracts with Customers	January 1, 2018
IFRS 16, Leases	January 1, 2019
IFRS 9, Financial Instruments	January 1, 2017
IFRIC 22, Foreign Currency Transactions and Advance Consideration	January 1, 2018
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. The standard replaces IAS 11, Construction Contracts; IAS 18, Revenue; IFRIC 13, Customer Loyalty Programmes; IFRIC 15, Agreements for the Construction of Real Estate; IFRIC 18, Transfer of Assets from Customers; and SIC 31, Revenue - Barter Transactions Involving Advertising Services. This standard establishes principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contract with customers. This standard is effective for annual periods beginning on or after January 1, 2018, and permits early adoption. The Company is currently evaluating the impact of this standard on the consolidated financial statements, however, no material impact to the consolidated financial statements is anticipated.
On January 6, 2016, the IASB issued IFRS 16, Leases. This standard specifies the methodology to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. This standard replaces IAS 17, Leases. The standard is effective for reporting periods beginning on or after January 1, 2019 with early adoption permitted. The Company is initiating a project during 2017 to assess the impact of the adopting the new standard on its consolidated financial statements.
On January 19, 2016 the IASB issued Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12). The amendments apply retrospectively for annual periods beginning on or after January 1, 2017. Earlier application is permitted. The amendments clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax base at the end of the reporting period, and is not affected by possible future changes in the carrying amount or expected manner of recovery of the asset. The amendments also clarify the methodology to determine the future taxable profits used for assessing the utilization of deductible temporary differences. The Company will adopt the amendments to IAS 12 in its financial statements for the annual period beginning on January 1, 2017. The adoption of the amendments did not have a material impact on the consolidated financial statements.
On December 8, 2016, the IASB issued IFRIC Interpretation 22, Foreign Currency Transactions and Advance Consideration. The Interpretation clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt. The Interpretation is applicable for annual periods beginning on or after January 1, 2018. Earlier application is permitted. The Company intends to adopt the Interpretation in its financial statements for the annual period beginning on January 1, 2018. The Company does not expect the Interpretation to have a material impact on the financial statements.
In July 2014, the IASB issued IFRS 9, Financial Instruments, which will replace IAS 39, Financial Instruments: Recognition and Measurement. The replacement standard provides a new model for the classification and measurement of financial instruments. IFRS 9 also includes a substantially reformed approach to hedge accounting which aligns hedge accounting more closely with risk management. The Company has elected to early adopt the standard commencing January 1, 2017 on a retrospective basis, using certain available transitional provisions. The adoption of the standard will allow the Company to apply hedge accounting to certain currency derivatives the Company uses to manage its foreign currency exposure. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements, but will result in additional disclosures.

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4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
Many of the amounts included in the Consolidated Statements of Financial Position require management to make estimates and judgements. Accounting estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised.
Critical accounting estimates
The following is a list of the accounting estimates that the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liabilities, revenue or expense being reported. Actual results may differ from these estimates.

•
The Company accounts for its ore stockpiles and in-process precious metals inventory using a process flow for applicable costs appropriate to the physical transformation of ore through the mining, crushing, leaching, milling and gold recovery process. The Company estimates the expected ultimate recovery based on laboratory tests and ongoing analysis of leach pad kinetics in order to estimate the recoverable metals from the leach pad at the end of each accounting period. If the Company determines at any time that the ultimate recovery should be adjusted downward, then the Company will adjust the average carrying value of a unit of metal content in the in-process inventory and adjust upward on a prospective basis the unit cost of subsequent production. The Company estimates concentrate production based on assays and moisture samples taken and tested in laboratories, as well as weights using a calibrated scale. Final weights and assays are taken on settlement with the buyer, which are reconciled to production. Should an upward adjustment in the average carrying value of a unit of metal result in the carrying value exceeding the realizable value of the metal, the Company would write down the carrying value to the realizable value.

•
The Company values inventory at the lower of cost and net realizable value. The calculation of net realizable value relies on forecasted gold prices, estimated grades of ore on stockpiles, concentrate and heap leach pads, forecasted exchange rates, and estimated costs to complete the processing of ore inventory.

•
The Company makes estimates of the quantities of proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves. The estimation of quantities of reserves and resources is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Reserve estimates are used in the calculation of depletion expense and to calculate the recoverable amount of a CGU, and to forecast the life of the mine.

•
The Company forecasts prices of commodities, exchange rates, production costs, discount rates, and recovery rates. These estimates may change the economic status of reserves and may result in reserves and resources being revised. In addition, these estimates are used to calculate the recoverable amount of a CGU for the purpose of impairment testing.

•
The Company amortizes its property, plant and equipment, net of residual value, over the estimated useful life of each asset, not to exceed the life of the mine at which the asset is utilized. The Company uses estimated proven and probable mineral reserves, and an estimate of mineral resources as the basis for amortizing certain mineral property, plant and equipment. The physical life of these assets, and related components, may differ from the Company’s estimate, which would impact amortization and depletion expense.

•
The Company makes estimates of the likelihood of whether or not all or some portion of each deferred income tax asset and investment tax credits will be realized, which is impacted by interpretation of tax laws and regulations, historic and future expected levels of taxable income, timing of reversals of taxable temporary timing differences, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates, and foreign currency exchange rates.

•
The Company makes estimates of the timing and amount of expenditures required to settle the Company’s decommissioning liabilities. The principal factors that can cause expected future expenditures to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of a decommissioning liability is inherently more subjective.

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•
The computed amount of share based compensation is not based on historical cost, but is derived based on subjective assumptions input into an option pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options, deferred share units, restricted share units, performance share units, or stock appreciation rights before exercise, expiry or cancellation; future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference); and the appropriate risk-free rate of interest. Share-based compensation incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates, and is adjusted if the actual forfeiture rate differs from the expected rate. The resulting value calculated is not necessarily the value that the holder of the instrument could receive in an arm’s length transaction, given that there is no market for these instruments and they are not transferable. It is management’s view that the value derived is highly subjective and dependent upon the input assumptions made.

Critical accounting judgements
The following are critical judgements that management has made in the process of applying accounting policies that may have a significant impact on the amounts recognized in the consolidated financial statements.

•
The Company makes judgements about whether or not indicators of impairment, or indicators of a reversal of impairment, exist at each reporting period. This determination impacts whether or not a detailed impairment assessment is performed at the reporting date. These judgements did not impact cash generating units at December 31, 2016, however for the year ended December 31, 2015, the Company recorded impairment charges. Refer to note 11 for further information.

•	The Company is subject to income taxes in different jurisdictions. Significant judgment is required in determining the provision for income taxes, due to the complexity of legislation.

5.	ACQUISITION OF CARLISLE GOLDFIELDS LTD.

On January 7, 2016, the Company acquired all of the issued and outstanding shares of Carlisle Goldfields Limited ("Carlisle") not previously owned by the Company, by way of a court-approved plan of arrangement (the "Arrangement").
Under terms of the Arrangement, Carlisle shareholders received:

(i)	0.0942 of an Alamos common share for each Carlisle common share held, plus

(ii)	0.0942 of a warrant to purchase Alamos common shares at an exercise price of CAD$10.00 with an expiration date of January 7, 2019.
Upon closing of the transaction, the Company issued 4,142,087 shares and 4,142,087 share purchase warrants as part of the consideration. In addition, the Company issued 645,952 common shares as payment for the change of control obligations for departing management. Total consideration for the acquisition was $20.4 million (net of cash received), including transaction costs.
Management determined that the acquisition of Carlisle did not meet the definition of a business combination in accordance with IFRS 3, Business Combinations. Accordingly, the Company has accounted for the transaction as an asset acquisition. The principal asset acquired in the transaction is an interest in the Lynn Lake project. Upon completion of the acquisition, the Company owns a 100% interest in the Lynn Lake project.
The allocation of the purchase price (based on the consideration paid on January 7, 2016) to the net assets acquired is as follows:

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Consideration transferred
Common shares issued	$17.5
Warrants issued	2.8
Share-based compensation	0.4
Transaction costs	0.4
$21.1

Net assets acquired
Cash and cash equivalents	$0.7
Current assets, excluding cash and cash equivalents	0.6
Mineral property, plant and equipment	19.9
Current liabilities	(0.1)
$21.1
In November 2014, the Company entered into an agreement with Carlisle to acquire a 25% interest in the Lynn Lake gold project in exchange for consideration of $4.4 million (CAD$5.0 million), which the Company classified as mineral property, plant and equipment. In conjunction with this transaction, a private placement was completed whereby the Company paid $5.0 million (CAD $5.6 million) in exchange for a 19.9% interest in Carlisle. On completion of the Arrangement in January 2016, the Company reclassified this investment in associate of Carlisle to mineral property, plant and equipment. Additionally, the Company spent $9.5 million on the Lynn Lake project from November 2014 up to the close of the transaction, which was recorded within mineral property, plant and equipment.

6.	MERGER BETWEEN FORMER ALAMOS AND AURICO GOLD INC.
On July 2, 2015, AuRico and Former Alamos combined by way of a statutory arrangement under the Business Corporations Act (Ontario) to form a company operating under the name Alamos Gold Inc (the “Plan of Arrangement”). Former Alamos owned and operated the Mulatos Mine in Sonora, Mexico, and had exploration and development activities in Mexico, Turkey and the United States.
The Plan of Arrangement included the following:

(a)	The exchange of all common shares of Former Alamos for AuRico common shares based on an exchange ratio of 1.9818 and cash of $0.0001;
(b)The amalgamation of Former Alamos and AuRico, forming the resulting company, Alamos;
(c)The formation of AuRico Metals Inc. (“AuRico Metals”) to hold certain assets (note 10);

(d)
The reorganization of the capital of Alamos into Class A common shares (note 16), and the distribution of common shares of AuRico Metals to holders of AuRico common shares and holders of Former Alamos common shares (note 16).

On completion of the Plan of Arrangement, holders of AuRico common shares received 0.5046 Class A common shares of Alamos for each AuRico common share held and holders of Former Alamos common shares received one Class A common share of Alamos and $0.0001 in cash for each share held.
Under the Plan of Arrangement, former Alamos options and stock appreciation rights were replaced and converted to awards of Alamos. Former Alamos warrants, restricted share units and deferred share units were exchanged for warrants and awards of Alamos. All AuRico options, performance share units, restricted share units and deferred share units were converted to awards of Alamos. All such awards were amended to provide that on exercise or redemption, Class A common shares of Alamos will be issued, to the extent not redeemed for cash consideration (note 16).
In connection with the merger, on April 10, 2015, Former Alamos subscribed for approximately 27.9 million common shares of AuRico on a private placement basis. The common shares held by Former Alamos are included in the identified assets acquired by AuRico, and were subsequently repurchased and cancelled upon completion of the Plan of Arrangement on July 2, 2015.

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The Company determined that the merger was a business combination in accordance with the definition in IFRS 3, Business combinations, and as such has accounted for it in accordance with this standard, with AuRico being the accounting acquirer on the acquisition date of July 2, 2015.
The following table summarizes the final fair value of the total consideration transferred from Former Alamos shareholders and the fair value of identified assets acquired and liabilities assumed, based on the calculated fair value estimates.
The Company used a discounted cash flow model to estimate the fair values of the properties. Expected future cash flows are based on estimates of future production and commodity prices, operating costs and forecast capital expenditures based on the respective life of mine plan as at the acquisition date.
Transaction costs of $6.0 million relating to the arrangement have been expensed in accordance with IFRS 3, Business Combinations, and have been included within Other loss for the year ended December 31, 2015. In addition, restructuring costs of $14.0 million incurred in connection with the transaction were included within Other loss for the year ended December 31, 2015.

Consideration transferred
Common shares issued	$722.1
Share-based compensation	5.0
Warrants	1.3
$728.4

Net Assets Acquired
Cash and cash equivalents	$249.1
Current assets, excluding cash and cash equivalents	95.1
Available-for-sale securities	79.7
Long-term inventory	16.8
Mineral property, plant and equipment	422.6
Current liabilities	(38.1)
Decommissioning liabilities	(22.6)
Other liabilities	(0.4)
Deferred income tax liability	(73.8)
$728.4

7.	ASSETS AND LIABILITIES DISTRIBUTED
As part of the Plan of Arrangement, AuRico Metals, a public company listed on the TSX, was created to hold the Kemess project (“Kemess”), a new 1.5% net smelter return royalty on the Young-Davidson mine, the 2% and 1% net smelter return royalties from the Fosterville and Stawell mines (the “Australian royalties”), respectively, and $12.4 million in net cash. On July 2, 2015, the assets were sold to AuRico Metals, and 95.1% of the common shares of AuRico Metals were distributed to holders of AuRico and Former Alamos common shares. Subsequent to completion of the Plan of Arrangement, Alamos owned 4.9% of the issued and outstanding common shares of AuRico Metals.
As at June 30, 2015, the assets and liabilities to be transferred to AuRico Metals were recorded as assets held for distribution and liabilities associated with assets held for distribution, and were recorded at the lower of carrying value and fair value less costs to distribute, with carrying value at June 30, 2015 approximating fair value after the revaluation adjustment discussed below. Following shareholder approval, the Company recorded a distribution payable measured at the fair value of the net assets to be distributed. At the time of distribution, on July 2, 2015, there had been no change in fair value, and no additional gain or loss was recorded in the year ended December 31, 2015.
The Company determined the fair value of royalty assets distributed using a valuation model based on the discounted projected future cash flows. The valuations of the Young-Davidson and Australian royalties were completed assuming future gold prices

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between $1,100 and $1,250, and using discount rates of 6% and 12.5%, respectively. The future production from these mines was estimated based on current mine plans and reported reserves.
The allocated cost of the Young-Davidson royalty was estimated at $37.0 million, which has been deducted from the Young-Davidson mineral property.
The Company determined the fair value of the Kemess assets, excluding mineral resources, using a discounted cash flow methodology taking into account the assumptions that would be expected to be made by market participants.
Assumptions used in determining the fair value of Kemess were as follows:
•Long-term gold price of $1,250 per ounce;
•Long-term copper price of $3.00 per pound;
•Long-term US dollar to Canadian dollar exchange rate of $0.85 to $1.00;

•	Production, operating costs and capital expenditures based on a life of mine plan derived from technical reports;
•A discount rate of 8%; and
•A net asset value (“NAV”) multiple of 0.3.
The fair value of the Kemess assets and liabilities distributed were determined to be $60.1 million, compared with a carrying amount of $90.1 million. As a result, a $40.1 million revaluation loss and a tax recovery of $10.1 million were recorded.
The distribution of assets and liabilities to AuRico Metals was completed on July 2, 2015.
After adjusting for the revaluation adjustment noted above, the major classes of assets and liabilities distributed on July 2, 2015 were as follows:

Cash and cash equivalents	$20.0
Amounts receivables	0.7
Inventories	5.4
Other current assets	1.3
Other non-current assets	60.4
Mineral property, plant and equipment	76.2
Assets distributed	$164.0

Accounts payables and accrued liabilities	$1.8
Income tax payable	0.2
Decommissioning liability	14.6
Liabilities associated with assets distributed	$16.6

Net assets distributed	$147.4

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2016 FINANCIAL REPORT

8.	AMOUNTS RECEIVABLE

	December 31, 2016	December 31, 2015
Sales tax receivables
Canada	$2.3	$4.3
Mexico	36.2	32.7
Other	0.5	0.2
Other receivables	5.9	6.8
	$44.9	$44.0

Sales tax receivables are mainly related to value-added taxes at the Company's Mexican and Canadian operations. The Company expects that these receivables will be collected within the next year.

9.	INVENTORY

	December 31, 2016	December 31, 2015
In-process precious metals	$120.7	$123.5
Ore in stockpiles	37.6	29.4
Parts and supplies	35.7	33.8
Dore, refined precious metals and gold in concentrate	13.5	9.5
	207.5	196.2
Less: Long-term inventory	(75.8)	(70.1)
	$131.7	$126.1
Long term inventory consists of heap leach and long-term stockpiles of $75.8 million at December 31, 2016 (December 31, 2015 - $70.1 million) and are expected to be recovered after one year.
The amount of inventories recognized in mining and processing costs for the year ended December 31, 2016 was $304.1 million (December 31, 2015 - $262.5 million, including a net realizable value adjustment of $29.4 million). The amount of inventories recognized in amortization costs for the year ended December 31, 2016 was $119.0 million (December 31, 2015 - $117.5 million, including a net realizable value adjustment of $7.8 million).

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10.	MINERAL PROPERTY, PLANT AND EQUIPMENT

		Mineral property
	Plant and equipment	Depletable	Non-depletable	Exploration and evaluation	Total
Cost
At December 31, 2014	$725.6	$1,227.0	$16.3	$92.7	$2,061.6
Additions	76.6	51.2	32.1	22.2	182.1
Acquisition of Alamos (note 6)	155.6	45.5	—	221.5	422.6
Assets distributed to AuRico Metals Inc. (a)	(26.4)	(37.0)	—	(89.9)	(153.3)
Disposals	(8.5)	—	—	(2.2)	(10.7)
At December 31, 2015	$922.9	$1,286.7	$48.4	$244.3	$2,502.3
Additions	67.4	56.3	17.8	16.9	158.4
Acquisition of Carlisle Goldfields (note 5)	—	—	—	19.9	19.9
Transfer from other assets (note 5)	—	—	—	4.2	4.2
Disposals	(6.7)	—	—	—	(6.7)
At December 31, 2016	$983.6	$1,343.0	$66.2	$285.3	$2,678.1

Accumulated amortization and impairment charges
At December 31, 2014	$127.5	$291.6	$3.2	$0.6	$422.9
Amortization	45.0	48.3	—	—	93.3
Revaluation of assets distributed (note 7)	9.1	—	—	31.0	40.1
Assets distributed to AuRico Metals Inc. (a)	(9.1)	—	—	(31.0)	(40.1)
Impairment charges (note 11)	35.7	85.3	1.9	5.7	128.6
Disposals	(1.7)	—	—	—	(1.7)
At December 31, 2015	$206.5	$425.2	$5.1	$6.3	$643.1
Amortization	69.0	49.9	—	—	118.9
Disposals	(2.1)	—	—	—	(2.1)
At December 31, 2016	$273.4	$475.1	$5.1	$6.3	$759.9

Net carrying value
At December 31, 2015	$716.4	$861.5	$43.3	$238.0	$1,859.2
At December 31, 2016	$710.2	$867.9	$61.1	$279.0	$1,918.2

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The net carrying values by segment (note 19) are as follows:

		Mineral property
	Plant and equipment	Depletable	Non-depletable	Exploration and evaluation	Total
Young-Davidson	$580.7	$789.2	$61.1		$1,431.0
Mulatos	121.6	76.9	—	—	198.5
El Chanate	5.9	1.8	—	—	7.7
Corporate and other	2.0	—	—	279.0	281.0
At December 31, 2016	$710.2	$867.9	$61.1	$279.0	$1,918.2

Young-Davidson	$558.4	$807.7	$43.3	—	$1,409.4
Mulatos	151.3	52.8	—	—	204.1
El Chanate	5.2	1.0	—	—	6.2
Corporate and other	1.5	—	—	238.0	239.5
At December 31, 2015	$716.4	$861.5	$43.3	$238.0	$1,859.2

a.	Assets distributed
As discussed in note 7, in accordance with the Plan of Arrangement, AuRico Metals received a 1.5% net smelter return royalty on the Young-Davidson mine. Assets distributed reflect the allocated carrying amount of this royalty of $37.0 million. In addition, the Company transferred the Australian royalty interests and net assets of the Kemess project (as defined in note 7) to AuRico Metals on July 2, 2015 and accordingly property, plant and equipment and exploration and evaluation property have been reduced by the respective carrying amounts of $17.3 million and $58.9 million.
b. Other
The carrying value of construction in progress at December 31, 2016 was $52.5 million (December 31, 2015 - $58.7 million).
During the year ended December 31, 2016, the Company capitalized $6.6 million of interest, to capital projects (year ended December 31, 2015 - $6.4 million). The applicable capitalization rate for general borrowings was 8.62% (2015 - 8.59%).

11.	IMPAIRMENT

a)	Mineral Property, plant and equipment and goodwill
In accordance with the Company's accounting policy and applicable IFRS, goodwill is tested for impairment each year at December 31 and also when there is an indicator of impairment. Other non-financial assets and cash generating units (“CGUs”) are tested for impairment or a reversal of impairment whenever there are indicators that an impairment has occurred or should be reversed.
Indicators of impairment
At June 30, 2015, management identified certain facts and circumstances indicating possible impairments including: (a) changes in the economic assumptions based on a continued depressed long term gold price outlook and a reduction of NAV multiples applied to mining properties, (b) the market capitalization of the Company continued to be significantly below the carrying value of the net assets at year end, (c) results of operations to date in 2015, and (d) the results of an independent third party review of the cost estimates included in the Young-Davidson life of mine plan. As a result, an impairment assessment in accordance with IAS 36 was performed for the Young-Davidson and El Chanate CGUs.
As a result of this assessment, the Company determined that the carrying value exceeded the recoverable amount for both CGUs. The recoverable amount was determined using the fair value less costs of disposal (“FVLCD”) based on the estimated discounted cash flows of the mining interests.
Consequently, an impairment charge of $326.0 million was recorded relating to the Young-Davidson CGU, consisting of a reduction in goodwill allocated to the CGU of $241.7 million, reducing the goodwill allocated to the CGU to $nil, and a reduction in mineral property, plant and equipment, and intangible assets of $84.3 million. In addition, an impairment charge of $40.0 million was recorded relating to the El Chanate CGU, consisting of a reduction in mineral property, plant and equipment, and intangible assets.

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Key assumptions
As at June 30, 2015, the FVLCD at Young-Davidson was negatively impacted by an increase in operating and capital cost assumptions used in the LOM plan to reflect current and updated future estimated performance, a decrease in the long-term gold price assumption by $50 per ounce and a reduction in the NAV multiple by 0.05 to 1.00.
The key macro-economic assumptions and estimates used in determining the FVLCD as at June 30, 2015, were related to gold prices, discount rates, foreign exchange rates and NAV multiples. The key assumptions used in the Young-Davidson CGU impairment test are summarized in the table below.

Young-Davidson	June 30, 2015
Long-term gold price per ounce	$1,250
Discount rate	6.00%
NAV multiple	1.00
Foreign exchange rate (C$1 / US$)	$0.85
Operating cost and capital expenditure estimates were based on LOM plans and are management’s best estimate. As a result of performance in 2015 and an independent third party review of costs, operating costs and capital expenditures in the LOM plan had increased from December 31, 2014 to June 30, 2015.
As at June 30, 2015, the FVLCD at El Chanate was negatively impacted by the decrease in the long-term gold price assumption by $50 per ounce and increased estimates of future processing costs.
The key macro-economic assumptions used in the El Chanate impairment test in the second quarter of 2015 are summarized in the table below.

El Chanate	June 30, 2015
Long-term gold price per ounce	$1,250
Discount rate	6.75%
NAV multiple	1.00
Foreign exchange rate (US$1 / MXN Peso)	$14.00

b)	Other Assets
During the year ended December 31, 2015, the Company determined that it did not intend to proceed with exploration of the Orion joint venture project with Minera Frisco S.A. de C.V. ("Minera Frisco"). As a result, the Company recorded an impairment charge of $17.6 million, reducing the carrying amount of the investment in the joint venture to nil.
In addition, the Company wrote-off exploration projects with a carrying value of $5.7 million, as the Company determined that the projects were no longer economically viable.

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12.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2016	December 31, 2015
Trade accounts payable and accrued liabilities	$75.6	$77.3
Royalties payable	3.6	2.4
Interest payable	6.1	6.1
Share-based compensation liability (note 16)	6.8	4.2
Derivative liabilities (note 20)	2.4	4.1
Other	—	0.5
	$94.5	$94.6

13.	DEBT AND FINANCING OBLIGATIONS

	December 31, 2016	December 31, 2015
Revolving credit facility (a)	—	—
Senior secured notes (b)	$297.6	$305.1
Equipment financing obligations	$7.3	$15.2
	$304.9	$320.3
Less: Current portion of debt and financing obligations	($3.6)	($5.3)
	$301.3	$315.0
(a) Revolving credit facility
On March 22, 2016, the Company amended and restated its existing $150.0 million credit facility, extending the maturity from April 26, 2016 to February 29, 2020. The amended facility consists of a committed $150.0 million revolving credit facility (the “Facility”), with an option to draw an additional $70.0 million, subject to commitments from existing and/or new lenders. The terms of the Facility reflect a reduction in pricing and removal of certain covenants compared to the previous facility. The Facility bears an interest at a rate of Libor plus 2.125% to 3.125% on drawn amounts and 0.48% to 0.70% on undrawn amounts, based on the Company's net leverage ratio (net indebtedness to EBITDA), as defined in the agreement.

The Facility is secured by a first ranking lien on all material present and future assets, property and undertakings of the Company. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0, both as defined in the agreement. As at December 31, 2016, the Company is in compliance with the covenants.
(b) Senior secured notes
On March 27, 2014, the Company completed an offering of $315.0 million senior secured notes, secured by a second-ranking lien on all present and future assets, property and undertakings of the Company. The secured notes were sold at 96.524% of par, resulting in total proceeds of $304.1 million. The secured notes pay interest in semi-annual installments on April 1 and October 1 of each year, commencing on October 1, 2014, at a rate of 7.75% per annum, and mature on April 1, 2020. The Company incurred transaction costs of $7.8 million, which have been offset against the carrying amount of the secured notes and are amortized using the effective interest rate method. These notes contain transaction-based restrictive covenants that limit the Company’s ability to incur additional indebtedness in certain circumstances. There are no covenants that are based on the Company’s historical financial performance.

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The senior secured notes indenture grants the Company the option to prepay the notes prior to the maturity of the instruments, and specifies a premium during each applicable time period. These prepayment options have been accounted for as embedded derivatives, and are outlined below:

•	Subsequent to April 1, 2017, the secured notes may be repurchased at 103.875% of par value

•	Subsequent to April 1, 2018, the secured notes may be repurchased at 101.938% of par value

•	Subsequent to April 1, 2019, the secured notes may be repurchased at 100% of par value
The fair value of the prepayment option embedded derivative was $6.0 million at March 27, 2014, and was offset against the carrying amount of the secured notes. As at December 31, 2016, the fair value of the prepayment option embedded derivative was $9.6 million (December 31, 2015 - $0.1 million) and was offset against the carrying amount of the secured notes. The Company recorded a gain of $9.5 million for the year ended December 31, 2016 (for the year ended December 31, 2015 - $6.6 million loss), which is recorded in Other gain (loss).

14.	DECOMMISSIONING LIABILITIES
A decommissioning liability is recognized in the period in which it is incurred, on a discounted cash flow basis, if a reasonable estimate can be made. The liability accretes to its full value over time through charges to earnings or loss. In addition, the discounted value is added to the carrying amount of mineral property, plant and equipment, and is amortized on a units-of-production basis over the life of the mine. A continuity of the decommissioning liability is as follows:

Total
Balance – December 31, 2014	$28.8
Liability assumed on acquisition (note 6)	22.6
Decommissioning liability distributed to AuRico Metals (note 7)	(14.6)
Accretion expense	1.3
Reclamation expenditures	(1.1)
Revisions to expected discounted cash flows	0.2
Balance – December 31, 2015	$37.2
Reclamation expenditures	(0.3)
Accretion expense	2.1
Revisions to expected discounted cash flows	0.6
Balance – December 31, 2016	$39.6
The majority of the expenditures are expected to occur between 2020 and 2036. The discount rates used in discounting the estimated reclamation and closure cost obligations were between 2.3% and 7.4% for the year ended December 31, 2016 (2015 – 2.2% and 6.3%), and the inflation rate used was between 2.0% and 4.0% for the year ended December 31, 2015 (2015 – 1.5% and 2.0%).
The total undiscounted value of the decommissioning liabilities at December 31, 2016 was $51.3 million (2015 - $51.2 million).

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15.	INCOME TAXES
The following table represents the major components of income tax expense (recovery) recognized in net loss for the years ended December 31, 2016 and 2015:

	December 31, 2016	December 31, 2015
Current income tax expense	$3.8	$2.8
Deferred income tax expense (recovery)	6.5	(52.6)
Income tax expense (recovery) recognized in net loss	$10.3	($49.8)
The statutory tax rate for 2016 was 25.0% (2015 – 25.0%). The following table reconciles the expected income tax recovery at the Canadian combined statutory income tax rate to the amounts recognized in net loss for the years ended December 31, 2016 and 2015:

	December 31, 2016	December 31, 2015
Loss before income taxes	($7.6)	($558.7)
Income tax rate	25.00%	25.00%
Expected income tax recovery based on above rates	($1.9)	($139.7)
Effect of higher tax rates in foreign jurisdictions	0.3	(4.0)
Non-deductible expenses	4.1	3.5
Effect of non-deductible goodwill impairment	—	60.4
Impact of local mining taxes	5.9	6.4
Impact of foreign exchange	(5.1)	9.1
Impact of renouncement of flow through share expenditures	5.3	4.9
Withholding tax	1.1	1.1
Change in unrecognized temporary differences	0.1	7.6
Other	0.5	0.9
Income tax expense (recovery)	$10.3	($49.8)
The following table reflects the change in deferred income tax liability at December 31, 2016 and December 31, 2015:

	December 31, 2016	December 31, 2015
Balance, beginning of year	$284.1	$260.9
Deferred income tax expense (recovery) recognized in net loss	6.5	(52.6)
Deferred income tax expense recognized in OCI	0.4	—
Deferred income tax liability recognized on acquisition of Alamos	—	75.8
Balance, end of year	$291.0	$284.1
The following reflects the deferred income tax liability at December 31, 2016 and December 31, 2015:

	December 31, 2016	December 31, 2015
Accounting value of mineral property, plant and equipment in excess of tax value	$270.8	$273.3
Accounting value of inventories in excess of tax value	36.8	35.8
Other taxable temporary differences	18.1	12.4
Non-capital losses carried forward	(34.7)	(37.4)
Deferred income tax liability	$291.0	$284.1

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The Company has Canadian tax losses of $94.6 million expiring between 2024 and 2035, Mexican tax losses of $54.7 million expiring between 2017 and 2026, United States tax losses of $20.3 million expiring between 2028 and 2035, as well as Turkish losses of $7.1 million expiring between 2017 and 2021.
The Company has unrecognized deferred income tax assets at December 31, 2016 in respect of aggregate loss carryforwards, deductible temporary differences and unused tax credits of $100.7 million (December 31, 2015 - $112.4 million).
At December 31, 2016, the Company has unrecognized deferred income tax liabilities on taxable temporary differences of $24.2 million (December 31, 2015 - $161.9 million) for taxes that would be payable on the unremitted earnings of certain subsidiaries of the Company.

16.	SHARE CAPITAL

a)	Authorized share capital of the Company consists of an unlimited number of fully paid Class A common shares without par value.

	Number of Shares	Amount
Outstanding at January 1, 2015	249,648,617	$2,030.0
Shares issued through private placement	27,852,769	83.3
Cancellation of private placement shares	(27,852,769)	(79.7)
Shares issued through exercise of options and employment compensation plans	940,283	3.5
Shares issued through flow-through share financing (i)	3,292,922	9.8
Shares issued associated with the merger (note 6)	252,473,595	722.1
Outstanding and issued at July 2, 2015	506,355,417	2,769.0

Capital reorganization, cancellation of common shares	(506,355,417)	(2,769.0)
Capital reorganization, issuance of Class A common shares	255,505,659	2,769.0
Shares issued through share purchase plan	383,537	1.3
Shares issued through flow-through share financing (i)	1,180,809	3.4
Outstanding at December 31, 2015	257,070,005	$2,773.7
Shares issued associated with the acquisition of Carlisle Goldfields (note 5)	4,788,039	17.5
Shares issued through share-based employment compensation plans	1,457,872	9.7
Shares issued through exercise of warrants	432,191	1.2
Shares issued through flow-through share financing (i)	3,328,388	20.1
Outstanding at December 31, 2016	267,076,495	$2,822.2
(i)     Flow-through share financing
In 2015, the Company completed Canadian Development Expense ("CDE") and Canadian Exploration Expense ("CEE") flow-through financings for gross proceeds of $18.9 million, and completed the qualifying expenditures during 2015. As a result, the Company issued 4,473,731 Class A common shares.

In 2016, the Company completed CDE flow-through financings for gross proceeds of $20.4 million. As a result, the Company issued 3,328,388 Class A common shares. The Company has incurred and renounced $20.4 million in qualifying CDE.

b)	Employee long-term incentive plan and share purchase plan
The Company has a long-term incentive plan under which share-based compensation, including stock options, deferred share units ("DSUs"), performance share units ("PSUs"), restricted share units ("RSUs") and stock appreciation rights ("SARs") may be granted to directors, officers, employees, and consultants of the Company. The incentive plan is a continuation of the incentive plan adopted by AuRico Gold Inc. in 2013 and was approved by shareholders in 2016. The Company also has an Employee Share

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Purchase Plan which enables employees to purchase Class A common shares through payroll deduction. Employees can contribute up to 10% of their annual base salary, and the Company will match 75% of the employees’ contributions. The Class A common shares are issued from treasury based on the volume weighted average closing price of the last five days prior to the end of the quarter. At the option of the Company, the shares may be purchased for plan participants in the open market. The maximum number of Class A common shares that may be reserved and set aside for issuance under the long-term incentive plan is 6.5% of the Class A common shares outstanding at the time of granting the award (on a non-diluted basis) inclusive of 0.2% of the issued and outstanding shares (on a non-diluted basis) specifically allocated to the employee share purchase plan.
Long-term incentives ("LTI") of Former Alamos and AuRico employees were converted to Alamos LTI as part of the Plan of Arrangement and continue to vest in accordance with the provisions of the plans of Former Alamos and AuRico.

c)	Stock options
The following is a continuity of the changes in the number of stock options outstanding:

	Number	Weighted average exercise price (CAD$)
Outstanding at January 1, 2015	13,773,685	$6.42
Forfeited	(16,667)	4.03
Expired	(1,232,686)	7.46
Exercised	(215,610)	3.73
Outstanding AuRico options, June 30, 2015	12,308,722	$6.33
Conversion factor (note 6)	0.5046
Outstanding Alamos options, July 2, 2015	6,210,981	$12.31
Conversion of Former Alamos options, July 2, 2015 (note 6)	4,088,700	11.91
Outstanding options, July 2, 2015	10,299,681	$12.16
Expired	(62,319)	12.89
Outstanding at December 31, 2015	10,237,362	$12.15
Granted	1,620,000	3.75
Conversion of Carlisle options to Alamos (note 5)	462,954	9.69
Exercised	(1,099,749)	7.63
Expired	(1,708,931)	13.56
Outstanding at December 31, 2016	9,511,636	$10.87

During the year ended December 31, 2016, the weighted average share price at the date of exercise for stock options exercised was CAD $11.37 per share (for the year ended December 31, 2015: CAD $4.49 per share)

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(i)     Stock options granted
During the year ended December 31, 2016, the Company granted 1,620,000 (year ended December 31, 2015 - nil) stock options. The following table presents the weighted average fair value assumptions used in the Black-Scholes valuation:

For options granted in the year ended:	December 31, 2016
Weighted average share price at grant date (CAD$)	$3.75
Risk-free rate	0.32% - 0.92%
Expected dividend yield	0.70%
Expected stock price volatility (based on historical volatility)	49%
Expected life of option (months)	42 - 84
Weighted average per share fair value of stock options granted (CAD$)	$1.52
Stock options outstanding and exercisable as at December 31, 2016:

	Outstanding			Exercisable
Range of exercise prices (CAD$)	Number of options	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price (CAD$)
$3.01 - $7.00	1,869,213	3.95	5.62	249,213	5.22
$7.01 - $11.00	3,347,024	7.89	2.70	2,321,201	7.95
$11.01 - $15.00	1,139,719	14.10	1.51	1,139,719	14.10
$15.01 - $19.00	2,602,577	16.25	1.19	2,602,577	16.25
$19.01 - $23.00	553,103	20.24	0.64	553,103	20.24
	9,511,636	$10.87	2.60	6,865,813	$13.01

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d)	Other employee long-term incentives
The following is a continuity of the changes in the number of other long-term incentive plans ("LTI") outstanding for the years ended December 31, 2016 and 2015:

	Restricted share units ("RSU")	Stock appreciation rights ("SAR")	Deferred share units ("DSU")	Performance share units ("PSU")
Outstanding units at January 1, 2015	747,654	—	253,140	625,223
Granted	144,242	—	66,776	—
Dividend-equivalent units granted	9,033	—	3,154	6,574
Forfeiture	(16,286)	—	—	(49,528)
Redeemed	(23,038)	—	—	(60,007)
Outstanding AuRico units, June 30, 2015	861,605	—	323,070	522,262
Conversion factor (note 6)	0.5046	—	0.5046	0.5046
Adjustment as a result of AuRico Metals distribution (note 7)	15,739	—	5,903	9,540
Outstanding Alamos units, July 2, 2015	450,504	—	168,924	273,073
Former Alamos units, July 2, 2015 (note 6)	1,117,439	2,559,094	138,862	—
Outstanding units, July 2, 2015	1,567,943	2,559,094	307,786	273,073
Granted	66,525	—	28,809	290
Forfeited	(5,528)	(87,632)	—	—
Exercised	(224,615)	—	(59,665)	—
Outstanding units, December 31, 2015	1,404,325	2,471,462	276,930	273,363
Granted	574,088	—	130,009	340,188
Forfeited	(257,345)	(729,816)	(15,313)	(102,156)
Settled	(310,876)	(252,071)	(13,281)	(87,142)
Outstanding units, December 31, 2016	1,410,192	1,489,575	378,345	424,253
The settlement of LTI is either cash or equity based on the feature of the LTI. The settlement of SARs is in cash, and RSUs, DSUs and PSUs are either cash or equity settled depending on the whether the LTI relates to Former Alamos or AuRico.

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e) Loss per share
Basic earnings or loss per share amounts are calculated by dividing earnings or loss for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the period, including the effects of dilutive common share equivalents.

	For the year ended December 31,
	2016	2015
Net loss	($17.9)	($508.9)
Weighted average number of common shares outstanding (in thousands)	265,234	194,121
Basic loss per share	($0.07)	($2.62)

Dilutive effect of potential common share equivalents	—	—

Diluted weighted average number of common shares outstanding (in thousands)	265,234	194,121
Diluted loss per share	($0.07)	($2.62)
The following table lists the equity securities excluded from the computation of diluted loss per share. The securities were excluded as the exercise price relating to the particular security exceeded the average market price of the Company's common shares of CAD $8.78 for the year ended December 31, 2016 (2015 - CAD $6.46), or the inclusion of the equity securities had an anti-dilutive effect on net loss.
For the periods in which the Company records a loss, diluted loss per share is calculated using the basic weighted average number of shares outstanding, as using the diluted weighted average number of shares outstanding in the calculation would be anti-dilutive.

	For the year ended December 31,
(thousands)	2016	2015
Stock options	9,512	10,279
Equity settled LTI	369	451
Warrants	11,310	7,168
	21,191	17,898
(f)    Dividends
On March 29, 2016, the Company’s Board of Directors approved a dividend of $0.01 per share, or $2.7 million paid on April 29, 2016.
On September 30, 2016, the Company’s Board of Directors approved a dividend of $0.01 per share, or $2.7 million paid on October 31, 2016.
(g)    Share purchase warrants
The Company has 7.2 million share purchase warrants outstanding related to the Esperanza acquisition in 2013. The warrants have an exercise price of CAD$28.46 per common share, and expire on August 30, 2018.
The warrants are classified as a derivative liability recorded at fair value through profit or loss, due to the currency of the exercise price of the warrants. The warrants are priced in Canadian dollars, which is not the functional currency of the Company. Therefore the warrants are fair valued using the market price with gains or losses recorded in net loss. The Company recorded a loss of $1.6 million recorded in other gain (loss) for the year ended December 31, 2016 (2015 - gain of $0.6 million).
In addition, as described in note 5, the Company issued 4.1 million warrants as consideration for the acquisition of Carlisle. The warrants have an exercise price of CAD$10.00, and expire on January 7, 2019. The warrants are recorded as equity, in accordance with IFRS 2, Share-based payments. The Company has 4.6 million share purchase warrants outstanding related to the Carlisle acquisition.

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17.	OTHER GAIN (LOSS)
Other gain (loss) recorded in net loss for the years ended:

	December 31,	December 31,
	2016	2015
Reduction of obligation to renounce flow-through exploration expenditures	$1.3	$6.0
Unrealized gains on non-hedged derivatives	1.6	0.6
Fair value adjustment on prepayment option embedded derivative	9.5	(6.6)
Loss on disposal of assets	(4.6)	(6.6)
Interest income	2.1	1.0
Reclamation, care and maintenance	—	(1.6)
Transaction costs	—	(6.0)
Restructuring costs	—	(14.0)
Other	(2.3)	4.3
	$7.6	($22.9)

18.	SUPPLEMENTAL CASH FLOW INFORMATION
Changes in working capital and income taxes received or paid for the years ended:

	December 31,	December 31,
	2016	2015
Amounts receivable	($5.7)	($15.2)
Inventory	(16.1)	(6.6)
Advances and prepaid expenses	3.8	0.5
Accounts payable and accrued liabilities	(7.5)	16.0
Income taxes refunded	13.2	—
	($12.3)	($5.3)

Interest received, for the years ended December 31, 2016 and 2015:
Interest received	$2.1	$0.7

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2016 FINANCIAL REPORT

Other non-cash items for the years ended:

	December 31,	December 31,
	2016	2015
Unrealized gains on non-hedged derivatives	($1.6)	($0.6)
(Gain) loss on prepayment option fair value adjustment	(9.5)	6.6
Reduction of obligation to renounce flow-through exploration expenditures	(1.3)	(6.0)
Loss on disposal of assets	4.6	6.6
Net realizable value adjustments	—	29.4
Gain on termination of retained interest royalty	—	(5.2)
Other non-cash items	(2.3)	(0.2)
	($10.1)	$30.6

19.	SEGMENTED INFORMATION
(a) Segment revenues and results
The Company manages its reportable operating segments by operating mines. The Company operates in two principal geographical areas - Canada (country of domicile), and Mexico. The Young-Davidson mine is the only operating asset in Canada, and the Mulatos and El Chanate mines operate in Sonora, Mexico. The results from operations for these reportable operating segments are summarized in the following tables:

Year ended December 31, 2016
	Young-Davidson	Mulatos	El Chanate	Corporate/other[1]	Total
Operating revenues	$211.9	$187.3	$83.0	—	$482.2
Cost of sales
Mining and processing	107.4	117.2	72.4	—	297.0
Royalties	3.7	9.6	—	—	13.3
Amortization	72.6	37.8	8.6	—	119.0
	183.7	164.6	81.0	—	429.3
Expenses
Exploration	—	2.0	—	3.1	5.1
Corporate and administrative	—	—	—	16.3	16.3
Share-based compensation	—	—	—	10.2	10.2
Earnings (loss) from operations	$28.2	$20.7	$2.0	($29.6)	$21.3
Finance expense					(24.0)
Foreign exchange loss					(12.5)
Other gains					7.6
Loss before income taxes					($7.6)
1. Corporate and other consists of corporate balances and exploration and development projects.

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Year ended December 31, 2015
	Young-Davidson	Mulatos	El Chanate	Corporate/other[1]	Total
Operating revenues	$182.1	$81.9	$91.1	—	$355.1
Cost of sales
Mining and processing	107.5	61.8	89.9	—	259.2
Royalties	2.9	4.4	—	—	7.3
Amortization	72.2	17.0	28.3	—	117.5
	182.6	83.2	118.2	—	384.0
Expenses
Exploration	—	1.5	—	7.9	9.4
Corporate and administrative	—	—	—	19.8	19.8
Share-based compensation	—	—	—	5.1	5.1
Revaluation of assets distributed	—	—	—	40.1	40.1
Impairment charges	326.0	—	40.0	23.3	389.3
Loss from operations	(326.5)	(2.8)	($67.1)	($96.2)	($492.6)
Finance expense					(24.2)
Foreign exchange loss					(19.0)
Other loss					(22.9)
Loss before income taxes					($558.7)

1.	Corporate and other consists of corporate balances and exploration and development projects.

(b) Segment assets and liabilities
The following table presents the segment assets and liabilities:

	Total Assets		Total liabilities
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Young-Davidson	$1,548.9	$1,511.1	$260.4	$262.0
Mulatos	335.5	341.9	88.4	98.3
El Chanate	113.5	109.3	27.8	22.0
Corporate/other	494.3	499.9	356.2	355.7
Total assets and liabilities	$2,492.2	$2,462.2	$732.8	$738.0

20.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Fair values of financial instruments
The following table sets forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. The Company does not have any non-recurring fair value measurements as at December 31, 2016. Levels 1 to 3 of the fair value hierarchy are defined based on the degree to which fair value inputs are observable or unobservable, as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the net asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable (supported by little or no market activity).

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	December 31, 2016		December 31, 2015
	Level 1	Level 2	Level 1	Level 2
Cash	$251.2	—	$281.9	—
Cash equivalents	1.0	—	1.0	—
Financial assets at fair value through profit or loss
Prepayment option embedded derivative	—	9.6	—	0.1
Gold options and forwards	—	3.3	—	—
Available-for-sale financial assets
Equity investments (b)	14.1	—	6.7	—
Financial liabilities at fair value through profit or loss
Share purchase warrants	(2.4)	—	(0.7)	—
Currency options	—	(3.3)	—	(3.3)
	$263.9	$9.6	$288.9	($3.2)
The methods of measuring financial assets and liabilities has not changed during the year ended December 31, 2016. The Company does not have any financial assets or liabilities measured at fair value based on unobservable inputs (Level 3).
The fair value of option contracts are determined using a market approach with reference to observable market prices for identical assets traded in an active market. These are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.
The fair values of financial instruments measured at amortized cost, except for the senior secured notes, approximate their carrying amounts at December 31, 2016. The fair value of the senior secured notes was $328.4 million at December 31, 2016 compared to a carrying value of $297.6 million (December 31, 2015 - fair value of $284.3 million and a carrying value of $305.1 million), which includes the value of the prepayment option embedded derivative. The fair value of this liability was determined using a market approach with reference to observable market prices for identical assets traded in an active market.
Risks
In the normal course of operations, the Company is exposed to credit risk, liquidity risk and the following market risks: commodity price, market price, interest rate and foreign currency exchange rate. The Company has developed a risk management process to identify, analyze and assess these and other risks, and has formed a Risk Committee to monitor all significant risks to the Company. The Board of Directors has overall responsibility for the oversight of the Company’s risk management framework, and receives regular reports from the Risk Committee.
Commodity price risk
The profitability of the Company’s mining operations will be significantly affected by changes in the market price for gold. Gold prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for gold, the level of interest rates, the rate of inflation, investment decisions by large holders of gold, including governmental reserves, and the stability of exchange rates can all cause significant fluctuations in gold prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, and political developments. From time to time, the Company will enter into zero cost collars or other financial instruments to manage short term commodity price fluctuations.
Market price risk
The Company’s earnings or loss, cash flows and financial condition are subject to price risk due to fluctuations in the market price of gold and silver. Gold prices have historically fluctuated widely and are affected by numerous factors beyond the Company’s control. For the year ended December 31, 2016, the Company’s revenues and cash flows were impacted by gold prices in the range of $1,077 to $1,366 per ounce. Metal price declines could cause the continued development of, and commercial production from, the Company’s properties to be uneconomic. A 10% change in the gold price would impact the Company's net loss before tax for the year ended December 31, 2016 by $48.2 million (2015 - $34.8 million).

As at December 31, 2016, the Company held option contracts to protect against the risk of a decrease in the value of the gold price on approximately 10% of gold sales. These option contracts ensure a minimum average realized gold price of $1,225 per ounce and cap a maximum average realized gold price of $1,450 per ounce, regardless of the movement in gold prices during 2017.

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2016 FINANCIAL REPORT

The following gold collar contracts are outstanding as of December 31, 2016:

Period Covered	Ounces subject to contract(1)	Average purchase put option	Average sold call option
2017	41,280	$1,225	$1,450

(1)	Exclude put options sold at an average price of $1,050 that mature in the same period.
The fair value of these contracts was an asset of $3.0 million at December 31, 2016 (December 31, 2015 - $nil). The options mature through 2017. During the year ended December 31, 2016, the Company realized losses of $1.2 million related to the settlement of option contracts. Total unrealized gains for the year ended December 31, 2016 was $3.3 million.
As of December 31, 2016, the Company sold 130,595 ounces of silver forward contracts at an average price of $18.33 per ounce. The fair value of the silver forward contracts was an asset of $0.3 million at December 31, 2016 (2015 - $nil).
The Company is exposed to fluctuations in the fair value of investments made in equity securities. A 10% increase or reduction in each company’s share price at December 31, 2016 would have increased or reduced other comprehensive income (loss) by $1.4 million (2015 - $0.6 million).
Interest rate risk
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. All of the Company’s outstanding debt obligations bear interest at fixed rates and are therefore not exposed to changes in market interest rates. The interest rate on the credit facility (note 13) is variable, however, the Facility was undrawn as at December 31, 2016.

The Company is exposed to interest rate risk on its cash and cash equivalents. The cash and cash equivalent interest earned is based on bank account interest rates which may fluctuate. A 1.0% change in the interest rate would result in an increase or decrease of approximately $2.5 million in interest earned by the Company. The Company has not entered into any derivative contracts to manage this risk.
The fair value of the prepayment option embedded derivative is also impacted by fluctuations in interest rates.
Foreign currency exchange rate risk
Metal sales revenues for the Company are denominated in US dollars. The Company is exposed to currency fluctuations relative to the US dollar on expenditures that are denominated in Canadian dollars and Mexican pesos. These potential currency fluctuations could have a significant impact on production costs and thereby, the profitability of the Company. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.
A 10% strengthening of these currencies against the US dollar at each balance sheet date would have resulted in a gain recorded in net loss by the amounts shown below. This analysis assumes that other variables, in particular interest rates, remain constant.

	December 31, 2016	December 31, 2015

Impact of a 10% change in foreign exchange rates
Canadian dollar	$13.9	$14.3
Mexican peso	3.7	4.3

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As at December 31, 2016, the Company held option contracts to protect against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, are summarized as follows:
Canadian dollar contracts

Period Covered	Contract type	Contracts (CAD$ Millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
2017	Collar and forwards	243	1.29	1.38
Mexican Peso contracts

Period Covered	Contract type	Contracts (MXN Millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
2017	Collar and forwards	1,650.0	18.52	21.26
The fair value of these contracts was a liability of $3.3 million at December 31, 2016 (December 31, 2015 - liability of $3.3 million). During the year ended December 31, 2016, the Company made payments of $1.6 million related to the foreign currency collar contracts. Net realized and unrealized losses for the year ended December 31, 2016 was $1.6 million (2015 - $8.0 million loss).
Credit risk
Credit risk relates to receivables and other contracts, and arises from the possibility that any counterparty to an instrument fails to perform. For cash and cash equivalents, restricted cash, and receivables, the Company’s credit risk is limited to the carrying amount on the balance sheet. The Company manages credit risk by transacting with highly-rated counterparties and establishing a limit on contingent exposure for each counterparty based on the counterparty’s credit rating. Exposure on receivables is limited as the Company sells its products to a small number of organizations, on which the historical level of defaults is minimal.
The Company's maximum exposure to credit risk is as follows:

	December 31, 2016	December 31, 2015
Cash and cash equivalents	$252.2	$282.9
Trade receivables	42.1	44.0
Total financial instrument exposure to credit risk	$294.3	$326.9
Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company manages this risk through regular monitoring of its cash flow requirements to support ongoing operations and expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its business requirements, taking into account anticipated cash flows from operations and holdings of cash and cash equivalents.
(a) Contractual commitments
The following table shows the contractual maturities of debt commitments. The amount presented represents the future undiscounted principal and interest cash flows, and therefore, do not equate to the carrying amounts on the consolidated statements of financial position.

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	Less than 1 year	2 - 3 years	4 - 5 years	More than 5 years	Total
Long-term debt	—	—	$315.0	—	$315.0
Interest payments on long-term debt	24.4	48.8	12.2	—	85.4
Operating and financing leases	8.2	9.0	2.6	3.4	23.2
Accounts payable and accrued liabilities	94.3	—	—	—	94.3
Decommissioning liability	—	—	—	51.3	51.3
Contract mining	75.6	123.0	50.7	5.3	254.6
Capital commitments	2.8	—	—	—	2.8
	$205.3	$180.8	$380.5	$60.0	$826.6
Contractual obligations exist with respect to royalties (note 23); however gold production subject to royalty cannot be ascertained with certainty and the royalty rate varies with the gold price.
The obligations related to contract mining are based on current mine plans, and are subject to change.
The Company’s future operating cash flow and cash position are highly dependent on gold prices, as well as other factors. Taking into consideration the Company’s current cash position, volatile equity markets, and global uncertainty in the capital markets, the Company is continually reviewing expenditures and assessing business opportunities to enhance liquidity in order to ensure adequate liquidity and flexibility to support its growth strategy, including the development of its projects, while continuing production at its current operations. A period of continuous low gold prices may necessitate the deferral of capital expenditures which may impact the timing of development work and project completion, as well as production from mining operations. In addition, in such a price environment, the Company may be required to adopt one or more alternatives to increase liquidity.

(b) Available-for-sale financial assets
As at December 31, 2016, the Company held 15.0 million shares in AuRico Metals Inc valued at $11.3 million, and an investment in Corex Gold Corp. of 25.3 million shares valued at $2.4 million. The Company also has other investments valued at $0.4 million.

21.	MANAGEMENT OF CAPITAL

The Company defines capital that it manages as its shareholders equity as well as debt and financing obligations. The Company’s objectives when managing capital are to safeguard the Company's ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. At December 31, 2016, total managed capital was $2,064.3 million (2015 - $2,044.5 million).

	December 31, 2016	December 31, 2015
Shareholder's equity	$1,759.4	$1,724.2
Current portion of debt and financing obligations	3.6	5.3
Debt and financing obligations	301.3	315.0
	$2,064.3	$2,044.5

The Company’s capital structure reflects the requirements of an entity focused on sustaining strong cash flows from its current mining operations and financing both internal and external growth opportunities and development projects. The Company faces lengthy development lead times as well as risks associated with increasing capital costs and project completion timing due to the availability of resources, permits and other factors beyond the Company’s control. The Company’s operations are also significantly affected by the volatility of the market price of gold.

The Company continually assesses its capital structure and makes adjustments to it with reference to changes in economic conditions and risk characteristics associated with its underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, pay dividends, sell assets or enter into new debt arrangements.

The Company manages its capital structure by performing the following:

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2016 FINANCIAL REPORT

•	Maintaining sufficient liquidity in order to address any potential operational disruptions or industry downturns;

•	Preparing detailed budgets and cash flow forecasts for each mining operation, exploration project, development project and corporate activities that are approved by the Board of Directors;

•	Regular internal reporting and Board of Directors’ meetings to review actual versus budgeted spending and cash flows; and

•	Detailed project financial analysis to assess or determine new funding requirements.

There were no changes in the Company’s approach to managing capital during the year.

22.	RELATED PARTY TRANSACTIONS
Remuneration of key management (includes the Company's directors and executive team) for the years ended:

	December 31,	December 31,
Expense by nature:	2016	2015

Short-term employee benefits	7.8	5.6
Termination benefits	—	6.3
Share-based payments	4.2	3.4
	$12.0	$15.3
These transactions are in the normal course of operations and all of the transactions are measured at the exchange amount of consideration established and agreed to by the parties.

23.	COMMITMENTS
Capital commitments
As of December 31, 2016, the Company has $2.8 million in committed capital purchases (December 31, 2015 - $8.2 million).
Royalties
Production from certain concessions within the Salamandra district, including the Mulatos Mine, is subject to a production royalty payable to Royal Gold at a rate of 5% of the value of gold and silver production, less certain deductible refining and transportation costs (the "Royal Gold royalty"). Production to a maximum of two million ounces of gold is subject to the Royal Gold royalty. For the year ended December 31, 2016, the royalty was paid or accrued on approximately 1.7 million ounces of applicable gold production. Royalty expense related to the Royal Gold royalty was $8.7 million for the year ended December 31, 2016 (2015 - $3.9 million). In addition, the royalty expense includes the 0.5% Extraordinary Mining Duty, which totaled $0.9 million for the year ended December 31, 2016 payable to the Mexican government (2015- $0.5 million).
The Company is required to pay AuRico Metals a 1.5% net smelter royalty on production from the Young-Davidson mine effective July 2, 2015. For the year ended December 31, 2016, the Company recorded a royalty expense of $3.2 million (2015 - $1.2 million). In addition, other royalties related to production at Young-Davidson totaled $0.5 million for the year ended December 31, 2016 (2015 - $1.7 million).
In addition, a third party has a 2% net smelter return royalty on production from a portion of the Company's Turkish projects. The Company has not recorded an accrual for this royalty at December 31, 2016 as the project is not in production. The Company is also subject to 2% state royalty on production in Turkey based on current gold prices, subject to certain deductions.
In addition, a third party has a 3% Net Smelter Royalty on production from the Company’s Esperanza Gold Project. The Company has not recorded an accrual for this royalty at December 31, 2016, as the project is not in production.

44	Alamos Gold Inc.

2016 FINANCIAL REPORT

24.	SUBSEQUENT EVENT
On February 9, 2017, the Company closed an equity financing with a syndicate of underwriters, pursuant to which, on a bought deal basis, 31,450,000 common shares of the Company were issued at a price of $7.95 per common share, for aggregate gross proceeds to the Company of approximately $250.0 million. Transaction costs related to equity financing are expected to be $10.7 million.

45	Alamos Gold Inc.